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                             [SUNSHINE LETTERHEAD]




                                              February 9, 1996


To Our Common and Preferred Stockholders:

         The enclosed Proxy Statement/Prospectus is being sent to you with respect to a Special Meeting of Stockholders to be held on March 29, 1996. It discusses an important transaction in the future development of your Company. PLEASE READ AND CAREFULLY CONSIDER THE PROPOSAL BEING SUBMITTED FOR YOUR APPROVAL BY THE BOARD OF DIRECTORS OF THE COMPANY.

         The purpose of the transaction is to convert all of the preferred stock of the Company into common stock and warrants to purchase Common Stock. To accomplish this requires your approval of a merger of Sunshine Mining and Refining Company into a wholly-owned special-purpose subsidiary, Sunshine Merger Company (the "Merger Proposal"). After the Merger is effective, Sunshine Merger Company, the new surviving parent company, will immediately change its name to Sunshine Mining and Refining Company (the "New Sunshine").

         Your shares of Common stock will automatically convert after the Merger into an equal number of shares of Common Stock of New Sunshine, with no further action required on your part. Each share of Preferred Stock will be converted into 6 shares of New Common Stock (a total of 43 million shares) and, either two Warrants to purchase shares of the New Common Stock at a price of $1.92 for a period of five years, (a total of up to 14.3 million warrants) or, at the holder's option, .9 additional shares of New Common Stock (up to 6.4 million additional shares). Other provisions call for a limited number of additional shares of New Common Stock (maximum of 2.4 shares per share of Preferred Stock) to be issued to the Preferred stockholders should the trading price of the New Common Stock average less than $1.75 during the first 120 trading days following the Effective Date of the Merger.

         In the last three years, the Company has made a great deal of progress in positioning itself to survive and prosper despite the prolonged slump in silver prices. We have eliminated substantially all of the Company's debt, raised significant new capital, embarked on a very promising program of exploration and development at the Sunshine Mine, and begun an intensive search for new reserves in Argentina and Peru. Our exciting new Pirquitas property, which potentially contains more than 130 million ounces of silver, is an example of the type of property we are looking for in South America.

         During 1996 we will gain significantly improved access to the West Chance area, and as a result, we expect to increase silver production at the Sunshine Mine by over 1 million ounces from 1995 levels. We also expect to do the development work and acquire the equipment necessary to return the mine to its full production rate of 1,000 tons of ore per day by the end of this year. In South America, we will do the work necessary to determine if the Pirquitas property can be placed into production economically. The proposed Merger will allow the benefit of these operational improvements to flow more directly to the stockholders.

         The proposed Merger will have certain adverse impacts on holders of Common Stock and holders of Preferred Stock.

          1) If the Merger is approved, holders of Common Stock will have their ownership interest in the Company diluted by up to 74.5 million shares (including 14.3 Million shares issuable upon the exercise of Warrants assuming that all Preferred Shareholders elect to receive Warrants and further assuming that the average closing price of the Company's Common Stock for the first 120 NYSE trading days after the Effective Date is $1.25 or less), representing approximately 28% of the Common Stock outstanding after the Merger.

          2) Holders of Preferred Stock will receive securities having a combined value less than the current redemption value of the Preferred Stock. Based on the closing price of the Common Stock on February 5, 1996 of $1.75 per share, the total value of the 6 shares of New Common Stock plus either .9 (9/10) share of New Common Stock or two Warrants each to purchase one share of New Common Stock have an estimated value of approximately $12.00, which is 33% below the liquidation preference of $17.89 per share of Preferred Stock at December 31, 1995.
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         3)      The value of the securities received by holders of Preferred
         Stock for each share of Preferred Stock held may decrease, despite operation of the adjustment formula. If the average NYSE composite closing price of the Common Stock for the 120 trading days following the Effective Date is less than $1.25, the value of the securities received for each share of Preferred Stock will be lower than $12.00, as the maximum number of Common Shares issuable per Preferred Share, exclusive of shares issuable upon exercise of Warrants or in lieu of Warrants, is 8.4.

         However, the benefits which will be derived as a result of the Merger as detailed below are deemed in the long- term to outweigh the adverse effects:

o IMPROVED BOOK VALUE AND EARNINGS TO COMMON. Elimination of the Preferred Stock from the Company's capital structure will improve the book value and the results of operations per common share, by eliminating the annual $10.5 million charge to earnings of the Preferred stock dividend. Additionally, in the period the transaction is effective, it will generate a positive contribution to earnings attributable to common stock estimated to exceed $30 million.

o NYSE LISTING - The Company has been below continued listing standards at the New York Stock Exchange for several years, and as a result, in danger of being delisted from the Exchange. Upon completion of this transaction, the Company will no longer be below continued listing standards, although the Company will continue to be below certain original listing standards.

o ENHANCEMENT OF THE COMPANY'S FINANCIAL FLEXIBILITY. By eliminating the $128 million Preferred Stock liquidation preference through this transaction we strengthen the Company's balance sheet and improve its financial alternatives with a minimum of dilution. For the Company to redeem the Preferred Stock pursuant to its terms would require the issuance of 50% or more shares of Common Stock than anticipated in the proposed transaction.

o GREATER LIQUIDITY AND VALUE FOR PREFERRED STOCKHOLDERS. The combination of both New Common Stock and Warrants to be received by the Preferred Stockholders should enable them to realize greater liquidity and value than the current Preferred Stock provides. The market price for the Preferred Stock increased by approximately 25% immediately after the announcement of the Merger, reflecting this benefit. The Company has reached agreement with the three largest Preferred Stockholders, holding approximately 25% of the issue, to vote "For" the proposal.



                             YOUR VOTE IS IMPORTANT

         To be approved, the Merger Proposal must receive the affirmative vote of the majority of the outstanding shares of both Common and Preferred Stock, voting separately as a class. As a result, the failure to vote or an "Abstain" vote will have the same effect as a "No" vote. Therefore, it is important that you sign the enclosed Proxy card quickly and return it to the Proxy Agent, so that your vote will be received in time to be voted at the Meeting. A business reply envelope has been provided for your mailing convenience or proxies can be delivered by hand or overnight to: The Herman Group, Inc., 2121 San Jacinto, Suite 2600, Dallas, TX 75201. Facsimiles of your proxy will also be accepted at (214) 999-9348 or (214) 999-9323. Delivery of your proxy does not prohibit you from attending the Special Meeting.

         For further information regarding the Merger transaction or procedures for submitting your proxy call (800) 747-2967.

                                             Very truly yours,



                                             John S. Simko
                                             President & Chief Executive Officer